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Freeport-McMoRan Copper & Gold Inc. Announces
Extension of Tender Offer for Early Conversion of its
7% Convertible Senior Notes due 2011 to September 8, 2006

NEW ORLEANS, LA, August 31, 2006 - Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) announced today that it has extended the expiration date of the previously announced tender offer of its 7% Convertible Senior Notes due 2011 (“Notes”) from 12:00 midnight, New York City Time, September 7, 2006, to 5:00 p.m., New York City time, September 8, 2006, unless further extended by FCX. The financial terms of the tender offer are unchanged. FCX will pay a cash premium of $90 plus accrued and unpaid interest up to (but excluding) the conversion date for each $1,000 principal amount.

In addition, FCX announced today that it will file with the Securities and Exchange Commission Amendment No. 1 to its joint Schedule TO/13E-3 (the “Amendment”) relating to the tender offer. The Amendment includes an Amended and Restated Offering Circular dated August 31, 2006, which contains information that the Note holders may wish to consider in deciding whether to participate in the offer, including amended information under the section entitled “Special Factors.” A copy of the Amended and Restated Offering Circular will be distributed to the holders of the Notes.

As previously reported, we expect that tendering Note holders will be entitled to receive the supplemental dividend of $0.75 per share payable on September 29, 2006, because the Notes tendered in the offer are expected to be converted into common stock on September 12, 2006, which is prior to the September 14, 2006 record date for payment of the supplemental dividend.

This press release is not an offer to purchase, or a solicitation of an offer to sell the Notes, which will be made only on the terms and subject to the conditions described in the Amended and Restated Offering Circular and the related documents. Copies of these documents, as amended, will be filed later today with the Securities and Exchange Commission as exhibits to a joint Schedule TO/13E-3. These materials will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov. Holders of the Notes who want copies of the Amended and Restated Offering Circular and related documents or who have questions about the offer should call Georgeson Inc., the information agent for the offer, toll free at 866-767-8979.

FCX explores for, develops, mines and processes ore containing copper, gold and silver in Indonesia, and smelts and refines copper concentrates in Spain and Indonesia. Additional information on FCX is available on our web site, www.fcx.com.
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